SEC Mail Processing Section

NOV 28 2011

Washington, DC
105

SECU 11023556 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PETROLEUM CLEARINGHOUSE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. SAM HOUSTON PKWY., WEST, SUITE 150
(No. and Street)

HOUSTON (City) TEXAS (State) 77346 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Polito 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEIN & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Ray Olive, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Treasurer
Title

Notary Public

TERRELL T. GERARD
Notary Public, State of Texas
My Commission Expires
May 23, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN

The Petroleum Clearinghouse, Inc.

Financial Statements
For the Year Ended September 30, 2011

THE PETROLEUM CLEARINHOUSE, INC.

INDEX TO FINANCIAL STATEMENTS

PAGE

Report of Independent Auditors 2

Statement of Financial Condition – September 30, 2011 3

Statement of Operations – For the Year Ended September 30, 2011 4

Statement of Stockholder's Equity – For the Year Ended September 30, 2011 5

Statement of Cash Flows – For the Year Ended September 30, 2011 6

Notes to Financial Statements 7

Schedules:

Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 11
Schedule 2 – Other Required Information 12

Supplementary Information:

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) 14

HEIN

Hein & Associates LLP
717 17th Street
16th Floor
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Petroleum Clearinghouse, Inc.

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (the "Company") as of September 30, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

Hein & Associates LLP

Denver, Colorado
November 17, 2011

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	17,693
Prepaid expense		2,397
Receivable from affiliate		7,361
Total current assets		27,451
TOTAL ASSETS	$	27,451

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	–
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		47,237
Accumulated deficit		(19,796)
Total stockholder's equity		27,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,451

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

RETENTION FEE REVENUE	$	208,879
OPERATING EXPENSES:		
Management service fee		166,566
Administrative fee and expenses		31,324
Occupancy fee		6,663
Total operating expenses		204,553
NET INCOME	$	4,326

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, October 1, 2010	1,000	$ 10	$ 47,237	$ (24,122)	$ 23,125
Net income	–	–	–	4,326	4,326
Balances, September 30, 2011	1,000	$ 10	$ 47,237	$ (19,796)	$ 27,451

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

OPERATING ACTIVITIES:		
Net income	$	4,326
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in receivable from affiliate		(7,361)
Decrease in payable to affiliate		(5,074)
Decrease in prepaid expense		303
Net cash used in operating activities		(7,806)
DECREASE IN CASH AND CASH EQUIVALENTS		(7,806)
CASH AND CASH EQUIVALENTS, beginning of period		25,499
CASH AND CASH EQUIVALENTS, end of period	$	17,693

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS**:

The Petroleum Clearinghouse, Inc. (the "Clearinghouse" or the "Company") was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company is a wholly owned subsidiary of Petroleum Clearinghouse Holdings, LLC, a wholly owned subsidiary of P2 Acquisition LLC (P2).

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ™ sometimes referred to as the Codification or ASC.

The Company evaluated subsequent events after the balance sheet date of September 30, 2011 through November 17, 2011, the date that the financial statements were available to be issued.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned.

Income Taxes – Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards. Through September 30, 2011, such differences and carryforwards were fully offset by a valuation allowance.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to affiliate. The Company places its cash with financial institutions that management believes are creditworthy.

3. **NET CAPITAL**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2011, the excess net capital of the Clearinghouse was $12,693, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **INCOME TAXES**:

The Company's deferred tax asset as of September 30, 2011, was approximately $8,300, and consisted mainly of net operating loss carryforwards of approximately $43,700, which will begin to expire in 2024. The Company has recorded a valuation allowance against the full value of its deferred tax asset as it is more likely than not that the asset will not be realizable. The valuation allowance decreased by approximately $800 for the year ended September 30, 2011. The difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to income before income taxes for the year ended September 30, 2011, consisted of state income taxes and the change in the valuation allowance.

Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (Interpretation 48) included in FASB ASC Subtopic 740-10, *Income Taxes – Overall*, as of October 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon review. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of September 30, 2011. There are currently no federal or state income tax examinations underway. The Company's tax years of 2008 and forward are subject to examination by federal and state taxing authorities. The Company recognizes interest and penalties related to income tax in income tax expense. As of September 30, 2011, there were no such expenses.

5. **RECEIVABLE FROM/PAYABLE TO AFFILIATE**:

The receivable from affiliate of $7,361 at September 30, 2011 results from the net transactions pursuant to the MSA with OGAC.

SCHEDULES

THE PETROLEUM CLEARINGHOUSE, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2011

STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	27,451
LESS NON-ALLOWABLE ASSETS:		
Prepaid expenses		(2,397)
Receivable from affiliate		(7,361)
Net capital		17,693
NET CAPITAL REQUIREMENT:		
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital		5,000
EXCESS NET CAPITAL	$	12,693

See accompanying report of independent auditors.

THE PETROLEUM CLEARINGHOUSE, INC.

SCHEDULE 2 – OTHER REQUIRED INFORMATION

SEPTEMBER 30, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent auditors.

SUPPLEMENTARY INFORMATION

HEIN

Hein & Associates LLP
717 17th Street
16th Floor
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

The Board of Directors
The Petroleum Clearinghouse, Inc.

In planning and performing our audit of the financial statements of Petroleum Clearinghouse, Inc. (the "Company"), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
November 17, 2011